UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-36363

VISIONSYS AI INC

2 Hammarskjold Plaza, Room 10B

2nd Avenue, New York, NY 10017

Tel: +1 (929) 687-0368

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Departure of an Independent Director

Mr. Zhe Sun, a member of the board of directors (the “Board”) of VisionSys AI Inc, a Cayman Islands company (the “Company”), resigned from his position as an Independent director of the Board, a member of the audit committee (the “Audit Committee”) and the compensation committee (the “Compensation Committee”), and the Chairman of the nominating and corporate governance committee (the “Nominating Committee”) of the Board, for personal reasons, effective on October 8, 2025. His resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of a New Independent Director

To fill the vacancy created by Mr. Zhe Sun’s departure, on October 9, 2025, the Board appointed Mr. Rojitkumar Singh Sorokhaibam as an independent director, effective immediately. The Company’s Board has determined that Mr. Sorokhaibam is “independent” as that term is defined in the rules of the SEC and the applicable rules of the NASDAQ Capital Market. Mr. Sorokhaibam will serve as a member of the Audit Committee and the Compensation Committee, and the Chairman of the Nominating Committee of the Board.

The biographical information of Mr. Rojitkumar Singh Sorokhaibam is set forth below.

Mr. Rojitkumar Singh Sorokhaibam co-founded idhubs, a Web3- and AI-powered ecosystem platform, and has served as its Chief Executive Officer since September 2020. He previously founded Visionary Technocrats, a Web 3.0-powered SaaS ecosystem collaboration platform for small and medium enterprises that integrates blockchain and AI, and served as its Chief Technology Officer from June 1996 to August 2020. There, he gained experience across diverse industries including logistics, healthcare, banking, digital marketing automation, and enterprise review systems, consistently delivering impactful software solutions. He obtained a Bachelor of Engineering in Electrical Engineering from Dayal Bagh Educational Institute in May 1996.

The Company entered into an offer letter (the “Offer Letter”) with Mr. Sorokhaibam, which establishes other terms and conditions governing his service to the Company. He will receive an annual base salary of $50,000 in cash, paid in accordance with the Company’s regular payroll practices, and restricted American Depositary Shares (“ADSs”) with an aggregate value of US$50,000, to be granted in equal quarterly installments of US$12,500, for his services as the independent director.

The Offer Letter is qualified in its entirety by reference to the complete text of the Offer Letter, which is filed hereto as Exhibit 99.1.

Closing of Private Placement

As previously disclosed on a Current Report on Form 6-K filed by the Company with the Securities and Exchange Commission on July 29, 2025, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) on July 25, 2025. Pursuant to the SPA, the Company agreed to sell up to an aggregate of 7,874,015 units (the “Units”) at a price of $0.254 per Unit (“Purchase Price”) to the Purchasers. Each Unit consists of one Class A ordinary share of the Company, par value $0.001 per share (the “Share”), as adjusted to reflect the 1-for-50 share subdivision approved at the Company’s extraordinary general meeting held on August 25, 2025 (the “Subdivision”), and one warrant to purchase one Share (the “Warrant”) with an initial exercise price of $0.60 per Share (the “Offering”), as adjusted to reflect the Subdivision.

The closing of the Offering and issuance of the Shares and the Warrants occurred on September 22, 2025 when all the closing conditions of the SPA have been satisfied. The Company issued 393,700,750 post-Subdivision Class A ordinary shares, par value $0.00002 per share, and warrants to the Purchasers to purchase up to 393,700,750 post-Subdivision Class A ordinary shares, par value $0.00002 per share, in exchange for gross proceeds of $2 million, before the deduction of customary expenses.

The Shares were issued in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933. Following the closing of the Offering, the Company has an aggregate of 11,226,750,300 Class A ordinary shares, and 360,302,950 class B ordinary shares, each with a par value of $0.00002, issued and outstanding as of the date of this report.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Offer Letter, dated October 9, 2025 by and between the Company and Rojitkumar Singh Sorokhaibam

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionSys AI Inc

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: October 24, 2025

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